Exhibit 99.2

 Unaudited consolidated summary financial statements of Barclays Bank PLC as of, and for the period ended, 30 June 2014

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The business activities of Barclays Bank PLC Group and Barclays PLC Group are fundamentally the same as the only difference is the holding company, Barclays PLC. Reporting differences between Barclays Bank PLC and Barclays PLC are driven by the holding company and resulting differences in funding structures. The significant differences are described below.

Instrument Type	Barclays PLC £m	Barclays Bank PLC £m	Primary reason for difference
Preference shares	-	5,853

Preference shares and capital notes issued by Barclays Bank PLC are included within share capital in Barclays Bank PLC, and presented as non-controlling interests in the financial statements of Barclays PLC Group.

Other shareholders’ equity	-	485
Non-controlling interests (NCI)	6,957	2,130
Treasury shares	(108)	-

Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders’ equity.

Capital Redemption Reserve (CRR)	394	16	Arising from the redemption or exchange of Barclays PLC or Barclays Bank PLC shares respectively.

Barclays Bank PLC Preference Share Repurchase

During Q2 2014 Barclays Bank PLC preference shares with a total book value of £1.5bn and subordinated debt instruments with a nominal value of £0.6bn were exchanged with three issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $1.2bn, €1.1bn and £0.7bn. The cash repurchase of the preference shares by Barclays Bank PLC at a fair value of £1.7bn was funded from retained earnings. In accordance with capital maintenance rules in the Companies Act 2006, a Capital Redemption Reserve (CRR) of £16m equal to the preference share capital nominal translated at current exchange rates was established in Barclays Bank PLC. As the preference shares are presented as NCI in the financial statements of Barclays PLC, the exchange resulted in a reduction in NCI for Barclays PLC.

Barclays Bank PLC Contingent Capital Notes (CCNs)

The Group issued two series of contingent capital notes (CCNs). These were both issued by Barclays Bank PLC and pay interest and principal to the holder unless the consolidated Common Equity Tier 1(CET1) ratio of Barclays PLC falls below 7%, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk.

The accounting for these instruments differs between the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

—

In the case of the first CCN issuance, the cancellation is effected by an automatic legal transfer from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.

—

In the case of the second CCN issuance, the cancellation is directly effected in Barclays Bank PLC. For Barclays Bank PLC, the cancellation feature is separately valued from the host liability (see accounting policy in Note 15 on page 299 of the Barclays PLC 2013 Annual Report) as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

More extensive disclosures are contained in the Barclays PLC Results Announcement for the period ended 30 June 2014, attached as exhibit 99.1 to this Form 6-K, including risk exposures and business performance, which are materially the same as those for Barclays Bank PLC.

Barclays Bank PLC – 2014 Interim Results	1

Condensed Consolidated Income Statement (Unaudited)

Continuing Operations		Half Year Ended 30.06.14	Half Year Ended 31.12.13	Half Year Ended 30.06.13
	Notes[1]	£m	£m	£m
Net interest income		6,110	6,052	5,601
Net fee and commission income		4,270	4,356	4,396
Net trading income		2,545	1,978	4,570
Net investment income		356	263	417
Net premiums from insurance contracts		336	345	387
Other income		13	66	32
Total income		13,630	13,060	15,403
Net claims and benefits incurred on insurance contracts		(240)	(241)	(268)
Total income net of insurance claims		13,390	12,819	15,135
Credit impairment charges and other provisions		(1,086)	(1,440)	(1,631)
Net operating income		12,304	11,379	13,504

Staff costs		(5,730)	(5,724)	(6,431)
Administration and general expenses		(3,150)	(4,462)	(3,357)
Operating expenses excluding provisions for PPI and interest rate hedging products redress		(8,880)	(10,186)	(9,788)
Provision for PPI redress		(900)	-	(1,350)
Provision for interest rate hedging products redress		-	-	(650)
Operating expenses		(9,780)	(10,186)	(11,788)

(Loss)/profit on disposal of undertakings and share of results of associates and joint ventures		(20)	44	(68)
Profit before tax		2,504	1,237	1,648
Tax		(906)	(987)	(590)
Profit after tax		1,598	250	1,058

Attributable to:
Equity holders of the parent		1,446	77	886
Non-controlling interests	2	152	173	172
Profit after tax		1,598	250	1,058

[1]	For notes specific to Barclays Bank PLC see pages 7 to 9 and for those that also relate to Barclays PLC see pages 54 to 87 in the Barclays PLC Results Announcement.

Barclays Bank PLC – 2014 Interim Results	2

Condensed Consolidated Statement of Profit or Loss and other Comprehensive Income (Unaudited)

Continuing Operations		Half Year Ended 30.06.14	Half Year Ended 31.12.13	Half Year Ended 30.06.13
	Notes[1]	£m	£m	£m
Profit after tax		1,598	250	1,058

Other comprehensive loss that may be recycled to profit or loss:
Currency translation reserve		(1,056)	(2,278)	511
Available for sale reserve		336	(281)	(97)
Cash flow hedge reserve		254	(753)	(1,137)
Other		(18)	(57)	20
Total comprehensive profit/(loss) that may be recycled to profit or loss		(484)	(3,369)	(703)

Other comprehensive loss not recycled to profit or loss:
Retirement benefit remeasurements		236	(478)	(37)

Other comprehensive loss for the period		(248)	(3,847)	(740)

Total comprehensive income/(loss) for the period		1,350	(3,597)	318

Attributable to:
Equity holders of the parent		1,324	(3,423)	444
Non-controlling interests	2	26	(174)	(126)
Total comprehensive income/(loss) for the period		1,350	(3,597)	318

[1]	For notes specific to Barclays Bank PLC see pages 7 to 9 and for those that also relate to Barclays PLC see pages 54 to 87 in the Barclays PLC Results Announcement.

Barclays Bank PLC – 2014 Interim Results	3

Condensed Consolidated Balance Sheet (Unaudited)

		As at 30.06.14	As at 31.12.13
Assets	Notes[1]	£m	£m
Cash and balances at central banks		44,047	45,687
Items in the course of collection from other banks		1,746	1,282
Trading portfolio assets		128,854	133,089
Financial assets designated at fair value		39,746	38,968
Derivative financial instruments		333,369	350,460
Loans and advances to banks		43,836	39,822
Loans and advances to customers		442,549	434,237
Reverse repurchase agreements and other similar secured lending		171,934	186,779
Available for sale investments		87,256	91,788
Current and deferred tax assets		4,445	4,988
Prepayments, accrued income and other assets		5,090	4,414
Investments in associates and joint ventures		704	653
Goodwill		4,829	4,878
Intangible assets		3,049	2,807
Property, plant and equipment		3,983	4,216
Retirement benefit assets		55	133
Total assets		1,315,492	1,344,201

Liabilities
Deposits from banks		62,167	55,615
Items in the course of collection due to other banks		1,958	1,359
Customer accounts		443,706	432,032
Repurchase agreements and other similar secured borrowing		173,669	196,748
Trading portfolio liabilities		56,815	53,464
Financial liabilities designated at fair value		62,248	64,796
Derivative financial instruments		326,501	347,118
Debt securities in issue		83,832	86,693
Accruals, deferred income and other liabilities		13,113	13,673
Current and deferred tax liabilities		1,364	1,390
Subordinated liabilities		19,812	22,249
Provisions		3,445	3,886
Retirement benefit liabilities		1,743	1,958
Total liabilities		1,250,373	1,280,981

Equity
Called up share capital and share premium	4	14,479	14,494
Other reserves		(558)	(233)
Retained earnings		44,718	44,670
Shareholders’ equity attributable to ordinary shareholders of parent		58,639	58,931
Other equity instruments		4,350	2,078
Total equity excluding non-controlling interests		62,989	61,009
Non-controlling interests	2	2,130	2,211
Total equity		65,119	63,220

Total liabilities and equity		1,315,492	1,344,201

[1]	For notes specific to Barclays Bank PLC see pages 7 to 9 and for those that also relate to Barclays PLC see pages 54 to 87 in the Barclays PLC Results Announcement.

Barclays Bank PLC – 2014 Interim Results	4

Condensed Consolidated Statement of Changes in Equity (Unaudited)

Half Year Ended 30.06.14	Called up Share Capital and Share Premium[1] £m	Other Equity Instruments £m	Other Reserves £m	Retained Earnings £m	Total £m	Non- controlling Interests[1] £m	Total Equity £m
Balance at 1 January 2014	14,494	2,078	(233)	44,670	61,009	2,211	63,220
Profit after tax	-	90	-	1,356	1,446	152	1,598
Currency translation movements	-	-	(941)	-	(941)	(115)	(1,056)
Available for sale investments	-	-	340	-	340	(4)	336
Cash flow hedges	-	-	260	-	260	(6)	254
Retirement benefit remeasurements	-	-	-	237	237	(1)	236
Other	-	-	-	(18)	(18)	-	(18)
Total comprehensive income for the year	-	90	(341)	1,575	1,324	26	1,350
Buyback and issue of equity instruments	(15)	2,272	16	(1,683)	590	-	590
Other equity instruments coupons paid	-	(90)	-	19	(71)	-	(71)
Equity settled share schemes	-	-	-	379	379	-	379
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(775)	(775)	-	(775)
Dividends paid	-	-	-	(636)	(636)	(97)	(733)
Dividends on preference shares and other shareholders’ equity	-	-	-	(237)	(237)	-	(237)
Capital contribution from Barclays PLC	-	-	-	1,412	1,412	-	1,412
Other reserve movements	-	-	-	(6)	(6)	(10)	(16)
Balance at 30 June 2014	14,479	4,350	(558)	44,718	62,989	2,130	65,119

Half Year Ended 31.12.13
Balance at 1 July 2013	14,494	-	2,822	39,458	56,774	2,620	59,394
Profit after tax	-	-	-	77	77	173	250
Currency translation movements	-	-	(1,951)	-	(1,951)	(327)	(2,278)
Available for sale investments	-	-	(276)	-	(276)	(5)	(281)
Cash flow hedges	-	-	(746)	-	(746)	(7)	(753)
Retirement benefit remeasurements	-	-	-	(470)	(470)	(8)	(478)
Other	-	-	-	(57)	(57)	-	(57)
Total comprehensive income for the year	-	-	(2,973)	(450)	(3,423)	(174)	(3,597)
Issue of other equity instruments	-	2,078	-	-	2,078	-	2,078
Equity settled share schemes	-	-	-	352	352	-	352
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(13)	(13)	-	(13)
Dividends paid	-	-	-	(245)	(245)	(244)	(489)
Dividends on preference shares and other shareholders’ equity	-	-	-	(246)	(246)	-	(246)
Capital contribution from Barclays PLC	-	-	-	5,803	5,803	-	5,803
Other reserve movements	-	-	(82)	11	(71)	9	(62)
Balance at 31 December 2013	14,494	2,078	(233)	44,670	61,009	2,211	63,220

Half Year Ended 30.06.13
Balance at 1 January 2013	14,494	-	3,329	39,244	57,067	2,856	59,923
Profit after tax	-	-	-	886	886	172	1,058
Currency translation movements	-	-	750	-	750	(239)	511
Available for sale investments	-	-	(99)	-	(99)	2	(97)
Cash flow hedges	-	-	(1,080)	-	(1,080)	(57)	(1,137)
Retirement benefit remeasurements	-	-	-	(33)	(33)	(4)	(37)
Other	-	-	-	20	20	-	20
Total comprehensive income for the year	-	-	(429)	873	444	(126)	318
Equity settled share schemes	-	-	-	337	337	-	337
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(1,034)	(1,034)	-	(1,034)
Dividends paid	-	-	-	(489)	(489)	(98)	(587)
Dividends on preference shares and other shareholders’ equity	-	-	-	(225)	(225)	-	(225)
Capital contribution from Barclays PLC	-	-	-	750	750	-	750
Redemption of capital instruments	-	-	(100)	-	(100)	-	(100)
Other reserve movements	-	-	22	2	24	(12)	12
Balance at 30 June 2013	14,494	-	2,822	39,458	56,774	2,620	59,394

1	Details of share capital and non-controlling interests are shown on page 8.

Barclays Bank PLC – 2014 Interim Results	5

Condensed Consolidated Cash Flow Statement (Unaudited)

Continuing Operations	Half Year Ended 30.06.14	Half Year Ended 31.12.13	Half Year Ended 30.06.13
	£m	£m	£m
Profit before tax	2,504	1,237	1,648
Adjustment for non-cash items	935	6,163	(450)
Changes in operating assets and liabilities	(3,795)	(42,648)	10,326
Corporate income tax paid	(624)	(764)	(794)
Net cash from operating activities	(980)	(36,012)	10,730
Net cash from investing activities	7,463	(6,026)	(16,629)
Net cash from financing activities	(629)	7,101	(841)
Effect of exchange rates on cash and cash equivalents	(1,380)	(3,125)	3,323
Net increase/(decrease) in cash and cash equivalents	4,474	(38,062)	(3,417)
Cash and cash equivalents at beginning of the period	81,754	119,816	123,233
Cash and cash equivalents at end of the period	86,228	81,754	119,816

Barclays Bank PLC – 2014 Interim Results	6

1.	Accounting Policies

These condensed interim financial statements for the six months ended 30 June 2014 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority (previously the Financial Services Authority) and with IAS 34, ‘Interim financial reporting’, as adopted by the European Union. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with IFRSs as issued by the IASB.

The accounting policies and methods of computation used in these condensed interim financial statements are the same as those used in the 2013 Annual Report, except as detailed below:

IAS 32 Financial Instruments: Presentation

IAS 32, Amendments to Offsetting Financial Assets and Financial Liabilities, which was adopted by the Barclays Bank PLC Group on 1 January 2014, clarified the circumstances in which netting is permitted; in particular what constitutes a currently legally enforceable right of set-off and the circumstances in which gross settlement systems may be considered equivalent to net settlement. The financial impact for the Barclays Bank PLC group to the 31 December 2013 balance sheet is to gross up certain financial assets and financial liabilities (mainly derivatives and settlement balances) by £31.4bn that were previously reported net.

Other reporting changes

As a result of the business reorganisation outlined in the Group Strategy Update on 8 May 2014, the Group has made changes to the composition of its business segments for the purposes of reporting in accordance with IFRS 8. For more details of the changes made please refer to the Restatement Document published on 10 July 2014, which outlines the impact on the Group’s previously reported segmental results from the Group structure changes and the subsequent reallocation of elements of the Head Office results to the businesses post the resegmentation. The Head Office allocation and resegmentation only affects the reported results of the individual businesses and does not impact the consolidated primary financial statements.

Future accounting developments

IFRS 9 Financial Instruments

IFRS 9 will change the classification and therefore the measurement of the Barclays Bank PLC Group’s financial assets, the recognition of impairment and hedge accounting. In addition to these changes, the effect of changes in the Barclays Bank PLC Group’s own credit risk on the fair value of financial liabilities that the group designates at fair value through profit and loss will be included in other comprehensive income rather than the income statement. A final version of the standard was issued in July 2014. The new Standard will come into effect on 1 January 2018 subject to EU Endorsement.

IFRS 15 Revenue from Contracts with Customers

The International Accounting Standards Board (IASB) and the US Financial Accounting Standards Board (FASB) have jointly issued a converged standard on the recognition of revenue from contracts with customers. The impact for the Barclays Bank PLC Group of the new standard is currently being assessed. The standard will be effective for annual reporting periods beginning on or after 1 January 2017 with retrospective application, pending EU endorsement.

For more information on future accounting changes, refer to the Barclays Bank PLC 2013 annual report.

Barclays Bank PLC – 2014 Interim Results	7

2.	Non-controlling Interests

	Profit Attributable to Non-controlling Interest			Equity Attributable to Non-controlling Interest
	Half Year Ended 30.06.14	Half Year Ended 31.12.13	Half Year Ended 30.06.13	As at 30.06.14	As at 31.12.13
	£m	£m	£m	£m	£m
Barclays Africa Group Limited	149	185	158	2,126	2,204
Other non-controlling interests	3	(12)	14	4	7
Total	152	173	172	2,130	2,211

3.	Dividends

	Half Year Ended 30.06.14	Half Year Ended 31.12.13	Half Year Ended 30.06.13

Dividends paid during the period	£m	£m	£m
Ordinary shares	636	245	489
Preference shares	237	246	225
Total	873	491	714

Barclays Bank PLC – 2014 Interim Results	8

4.	Equity and Reserves

Ordinary Shares

At 30 June 2014 and 31 December 2013 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342 million ordinary shares of £1 each.

Preference Shares

At 30 June 2014 the issued preference share capital of Barclays Bank PLC comprised 1,000 (2013: 1,000) Sterling Preference Shares of £1 each; 131,856 (2013: 240,000) Euro Preference Shares of €100 each; 20,930 (2013: 75,000) Sterling Preference Shares of £100 each; 58,133 (2013: 100,000) US Dollar Preference Shares of $100 each; and 237 million (2013: 237 million) US Dollar Preference Shares of $0.25 each.

Other Equity Instruments and Reserves

Other Equity Instruments of £4,350m (2013: £2,078m) include Additional Tier 1 (AT1) securities issued by Barclays Bank PLC during 2013 and 2014. During 2013, there were two separate issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $2bn and €1bn. During 2014, there were three issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $1.2bn, €1.1bn and £0.7bn (The Bank AT1 securities). The Bank AT1 securities were issued to Barclays PLC as part of an overall exchange of £1,527m of Barclays Bank PLC preference shares and £607m of subordinated debt instruments (Tier 1 Notes and Reserve Capital Instruments) for new AT1 securities issued by Barclays PLC (The Group AT1 securities). Upon completion of the exercise, the preference shares and subordinated debt instruments were cancelled by Barclays Bank PLC.

The cash repurchase of the preference shares by Barclays Bank PLC at a fair value of £1,683m was funded from retained earnings. In accordance with capital maintenance rules in the Companies Act 2006, a Capital Redemption Reserve of £16m equal to the preference share capital nominal translated at current exchange rates was established in Barclays Bank PLC.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

Barclays Bank PLC – 2014 Interim Results	9